Exhibit 4.5

FIRST AMENDMENT TO SERIES A WARRANT

This First Amendment to Series A Warrant (this “Amendment”), dated as of August 25, 2025, is by and between Sharps Technology, Inc., a Nevada corporation (the “Company”), and the undersigned (the “Holder”). Except as otherwise defined herein, all capitalized terms shall have the meanings set forth in the Series A Registered Common Warrant to Purchase Common Stock, dated January 29, 2025, between the Company and the Holder (the “Series A Warrant”).

WHEREAS, Section 5.12 of the Series A Warrant requires any amendment to be approved in writing by the Company and holders of a majority of the principal amount of the Series A Warrants; and

WHEREAS, the Company and the Holder have agreed to amend the Series A Warrant, subject to the terms herein.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Amendment, and for good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Holder and the Company hereby agree as follows:

NOW, THEREFORE, in consideration of and for the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, subject to Section 2 hereof, the parties agree as follows:

1.	Amendment of the Series A Warrant.

(a)	The text of Series A Warrant Sections 1.11, 1.15, 1.16, 1.17, 1.20, 3.2, 3.3, 3.5, 3.9, 3.11, 3.12 and each of such Sections’ subparts is deleted in its entirety and is replaced with the following: “Intentionally Omitted.”

(b)	The text of Section 2.2 of the Series A Warrant is deleted in its entirety and is replaced with the following:

2.2. Exercise Price. The exercise price per Warrant Share shall be $6.50, subject to adjustment hereunder (the “Exercise Price”).”

(c)	The text of Section 3.6 of the Series A Warrant is deleted in its entirety and is replaced with the following:

3.6. Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company or any Subsidiary, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock or 50% or more of the voting power of the common equity of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires 50% or more of the outstanding shares of Common Stock or 50% or more of the voting power of the common equity of the Company (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2.5 on the exercise of this Warrant), the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2.5 on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.

(d)	The following text of Sections 5.4.1 and 5.4.2 of the Series A Warrant is deleted in its entirety: “and assuming that the number of Warrant Shares is being determined based on a Reset Price equal to clause (ii) of the floor Price”

2.	Effective Date. The amendments set forth in Section 1 shall only become effective upon the due execution and delivery with the Company of an Amendment identical in form and substance to this Amendment by the Company and the holders of Series A Warrants that constitute not less than a majority-in-interest of Holders of the Series A Warrants. Upon such effective date, all outstanding Series A Warrants held by any holder shall be deemed amended.

3.	Entire Agreement. This Amendment constitutes the entire agreement between the Company and the Holder with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters. This Amendment is intended for the benefit of the parties hereto and their respective successors and assigns and is not for the benefit of, nor may any provisions hereof be enforced by, any other person or entity.

4.	Governing Law. This Amendment shall be governed by and construed under the laws of the State of New York without regard to the choice of law principles thereof.

5.	Counterparts. This Amendment may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains an electronic file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or electronic file signature page (as the case may be) were an original thereof.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

COMPANY:

Sharps Technology, INC.

By:
Name:	Robert M. Hayes
Title:	Chief Executive Officer

HOLDER:

[●]

By:
Name:	[●]
Title:	[●]

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